SO 3/6/02

02018443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 8 2002

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Municipal Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Second Avenue, South
(No. and Street)

St. Petersburg	Florida	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Petagna, Jr. — (727) 825-0522
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/13/02 SS

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.

John C. Petagna, Jr., President

Sworn to and subscribed before me this
20th day of February, 2002.

(Signature of Notary Public)

Patti Patterson
My Commission CC857142
Expires September 11, 2003

Personally known: X

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- ___ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

American Municipal Securities, Inc.
St. Petersburg, Florida:

We have audited the accompanying statement of financial condition of American Municipal Securities, Inc. (the "Company") at December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
January 18, 2002

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets	
Cash, including interest-bearing deposits of $14,737	$ 106,482
Receivable from clearing organization	1,282,696
Securities owned, at market	2,873,248
Accrued interest receivable	30,739
Premises and equipment, net	247,093
Receivable from noncustomer	2,805
Other assets and prepaid expenses	110,880
Total	$ 4,653,943
Liabilities and Stockholders' Equity	
Accounts payable	30,661
Securities sold not yet purchased	3,650
Payable to clearing broker	2,590,698
Notes payable	41,949
Accrued expenses and other liabilities	452,972
Total liabilities	3,119,930
Commitments and contingencies (Notes 3 and 10)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; issued none)	-
Common stock, $.10 par value (authorized 30,000 shares; 6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	1,226,713
Total stockholders' equity	1,534,013
Total	$ 4,653,943

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Income

Year Ended December 31, 2001

Revenues:	
Principal transactions	$ 4,333,911
Commissions	563,418
Investment banking	1,146,135
Interest	282,995
Other	196
Total revenues	6,326,655
Expenses:	
Commissions	2,592,534
Compensation and employee benefits	1,601,500
Promotional costs	203,556
Communications	140,077
Clearing fees	292,193
Interest	148,209
Rent expense	224,798
Depreciation	115,094
Trading fees	130,845
Professional fees	38,150
Other	548,451
Total expenses	6,035,407
Net income	$ 291,248

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Income	Total Stockholders' Equity
Balance at December 31, 2000	$ 660	306,640	1,100,465	1,407,765
Net income	-	-	291,248	291,248
Dividends paid	-	-	(165,000)	(165,000)
Balance at December 31, 2001	$ 660	306,640	1,226,713	1,534,013

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 291,248
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	115,094
Increase in receivables, other assets and prepaid expenses	2,085
Increase in receivable from clearing organization	(198,252)
Increase in securities owned	(102,225)
Net increase in payable to clearing broker	207,649
Decrease in accounts payable	(193)
Increase in accrued expenses and other liabilities	25,603
Net cash provided by operating activities	341,009
Cash flows used in investing activity-	
Purchases of premises and equipment	(70,075)
Cash flows from financing activities:	
Repayments of notes payable	(53,898)
Dividends paid	(165,000)
Net cash used in financing activities	(218,898)
Net increase in cash	52,036
Cash at beginning of year	54,446
Cash at end of year	$ 106,482
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ 148,209

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with branch offices in Little Rock and Fayetteville, Arkansas, Atlanta and Dillard, Georgia, Winter Park, Florida, Knoxville, Tennessee and Charlotte, North Carolina. The Company is a retail securities dealer, underwriter and market maker operating primarily in the Southern and Eastern United States. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. Income and expenses related to security transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income. Investment banking revenue is recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Depreciation and Amortization. Depreciation and amortization are provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. The Company has elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2001 is as follows:

Furniture and equipment	$ 649,455
Leasehold improvements	260,564
	910,019
Less accumulated depreciation and amortization	662,926
Premises and equipment, net	$ 247,093

(continued)

(3) Furniture and Equipment, Continued

The Company leases its office facilities and certain equipment under various operating leases. The leases contain escalation clauses based upon increases in operating expenses, real estate taxes and utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $224,798 during the year ended December 31, 2001 and included $90,000 paid to related parties. Minimum future lease payments at December 31, 2001 were as follows:

Year Ending December 31,	Amount
2002	$ 280,913
2003	225,420
2004	120,643
Total minimum lease payments	$ 626,976

(4) Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

State and municipal obligations	$ 2,622,228
Corporate bonds	128,554
Equity securities	63,960
Certificate of deposits	52,824
U.S. government securities	5,682
	$ 2,873,248

(5) Securities Sold, Not Yet Purchased

Marketable securities sold, not yet purchased consisted of municipal bonds.

(continued)

(6) Notes Payable

Notes payable at December 31, 2001 are as follows:

Noninterest-bearing note payable to clearing broker in monthly installments of approximately $4,500, through 2002; collateralized by equipment with a net carrying value of approximately $29,902.	
Principal amount	$ 24,739
Less: unamortized discount (based on inputed interest rate of 9%)	(596)
	24,143
Noninterest-bearing note payable in monthly installments of approximately $640 through 2004; collateralized by telephone equipment with a net carrying value of approximately $8,775.	
Principal amount	22,098
Less: unamortized discount (based on inputed interest rate of 15%)	(4,292)
	17,806
Total notes payable	$ 41,949

Aggregate annual principal repayments for installment notes are as follows:

Year Ending December 31,	
2002	$ 29,444
2003	6,180
2004	6,325
	$ 41,949

(continued)

(7) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (2.72% at December 31, 2001) that generally corresponds to the federal fund rate plus .9%. At December 31, 2001, $2,590,698 had been advanced to purchase securities. This account is collateralized by securities with a carrying value of $2,873,248.

(8) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made contributions to the Plan totaling $86,678 for the year ended December 31, 2001.

(9) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2001 the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $935,498 and the ratio of aggregate indebtedness to net capital was .52 to 1.

(10) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

NET CAPITAL

Total stockholder's equity		$ 1,534,013
Deductions and/or changes:		
Furniture, equipment, and leasehold improvements	$ 247,093	
Receivables from noncustomers	2,805	
Other assets	110,880	360,778
Net capital before haircuts on securities positions		1,173,235
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Debt securities	12,661	
State and municipal government obligations	218,680	
Other securities	6,396	237,737
Net capital		$ 935,498

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 32,242
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 835,498

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition - Other accounts payable, accrued expenses and demand note payable	483,633
Total A.I. Liabilities from Statement of Financial Condition	483,633
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 483,633
Ratio aggregate indebtedness to net capital	.52 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

January 18, 2002

American Municipal Securities, Inc.
St. Petersburg, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of American Municipal Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Municipal Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Jaakson, Johnson & Smith PA